BARITZ & COLMAN LLP
                     150 East Palmetto Park Road, Suite 750
                            Boca Raton, Florida 33432
                            (561) 750-0910 telephone
                            (561) 750-5045 facsimile

                                 August 5, 2005

VIA EDGAR, FACSIMILE (202/772-9205) AND REGULAR MAIL

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

         Re       Spantel Communications, Inc.
                  Form 10KSB for Fiscal Year Ended December 31, 2004 Form 10QSB for Fiscal Quarter Ended March 31, 2005

Dear Mr. Spirgel:

         We represent Spantel Communications, Inc. ("Spantel", or the "Company") and in connection with your letter dated July 14, 2005, we respond on its behalf as follows. Unless indicated to the contrary, the responses contained herein correspond to the numbered paragraphs of your letter.

Response to Staff Comment Letter Dated June 1, 2005

         1. With respect to Item 1, please be advised that none of the Company's books and records is maintained in Canada and further, that none of its officers/directors or management reside in Canada. For your information, the Company has given serious consideration to changing its audit firm to the Spanish accounting firm that currently performs its audit in Spain and is inclined to formalizing the change. Your direction in this matter would be greatly appreciated.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 6.  Management's Discussion and Analysis or Plan of Operations

Application of Critical Accounting Policies

         2. With respect to Item 2, we have been advised by management that a considerable amount of judgment is required when assessing the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of customers. The Company establishes an allowance for doubtful accounts based on a qualitative and quantitative review of credit profiles of customers, contractual terms and conditions, current economic trends and historical payments. Management has further advised us that the Company assesses the allowance for doubtful accounts each period. Historically, the accounts receivable and revenue reserves have been sufficient to absorb any credits and bad debt write-offs recorded in subsequent periods. The Company will provide an analysis of the allowance for doubtful accounts receivable in future filings.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
August 5, 2005 - Page 2


Revenues

         3. In response to Item 3, management has advised us that Spantel receives money in advance from its customers making prepayments in what are known as telephone shops, which it records as deferred revenue. As services are provided (telephone minutes used), the revenue is recognized and the corresponding liability (deferred revenue) is reduced.

         For the year ended December 31, 2004 and the quarter ended March 31, 2005, the amount of revenue generated was $2,323,021and $487,227 respectively.

         Telephone cards are sold only to distributors. Revenue is recognized when sales of cards are made to the distributor and collection is probable.

         For the year ended December 31, 2004 and the quarter ended March 31, 2005, the amount of revenue generated from the sale of telephone cards was $605,240 and $307,829, respectively.

Note 1 - Organization, Operations and Significant Accounting Policies

Deferred Subscriber Acquisition Costs

         4. In response to Item 4, we have been advised by management that the Company utilizes the services of independent agencies to acquire subscribers. As an incentive to obtain new subscribers, the Company had paid the agencies advances on commissions to be earned by them in the future. The contracts with such agencies called for commissions to be earned at a rate of between 5%-8% of the minutes used in the future by the customers acquired. The deferred subscriber acquisition costs for each period consists of funds advanced to these independent agencies less the commissions earned by such agencies. In essence, the Company treats these items as prepaid costs.

         5. In response to Item 5, we have been advised by management that the Company classifies as current assets the portion of the deferred subscriber acquisition costs that it estimates to be earned by the agencies in the ensuing one-year period, while the remainder is classified as long term.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
August 5, 2005 - Page 3


         Management has further advised us that related party transactions have already been presented in the Balance Sheet and Statement of Cash Flows. The Company has revised its presentation of related party transactions in the Statement of Operations.

Cash Equivalents

         6. In response to Item 6, we have been advised by the Company that it has revised its financial statement presentation to identify cash and cash items which are restricted as to withdrawal or usage.

         Thank you for the opportunity to provide this response. If the staff requires any additional or clarifying information, please do not hesitate to contact the undersigned directly.

         Thank you for the opportunity to provide this response.

                                        Sincerely,

                                        /s/ Neil S. Baritz
                                        --------------------------------
                                        Neil S. Baritz

cc: Cesar Martinez
    Kenneth Scott
    Robert Yurglich